SUPPLEMENT
                                     to the
                           Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                             Seer Technologies, Inc.
                                       at
                               $0.35 Net Per Share
                                       by
                              Level 8 Systems, Inc.


       -----------------------------------------------------------------
            THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
       NEW YORK CITY TIME, ON THURSDAY, APRIL 15, 1999, UNLESS EXTENDED.
       -----------------------------------------------------------------


     Level 8 Systems, Inc. (the "Purchaser"), a New York corporation, hereby supplements and amends its offer to purchase all outstanding shares of common stock, $.01 par value ("Shares"), of Seer Technologies, Inc. (the "Company"), a Delaware corporation, at $0.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated February 1, 1999, as supplemented and amended by this Supplement (as it may be further supplemented or amended from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used but not otherwise defined in this Supplement shall have the meanings set forth in the Offer to Purchase.

     1. The first sentence of the second paragraph on page 1 in the "Introduction" of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

          The Offer is being made pursuant to an agreement dated November 23, 1998, as amended (the "Acquisition Agreement"), between the Purchaser, on the one hand, and Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI"), WCAS Information Partners, L.P. ("Information Partners"), WCAS Capital Partners II ("Capital Partners" and collectively with WCAS VI and Information Partners, the "WCAS Partnerships") and certain other parties affiliated or associated with WCAS VI (collectively, the "WCAS Parties").

     2. The second sentence of the last paragraph on page 1 in the "Introduction" of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

     To the best of the knowledge of the Purchaser and Liraz, however, each of the Company's executive officers, directors and affiliates (other than the Purchaser) intends to tender the Shares he or she owns.

     3. The second paragraph on page 2 in the "Introduction" of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

         The Company has furnished the Purchaser and Liraz with the information in this Offer to Purchase concerning the deliberations of the Company's Board of Directors in connection with the Offer and the Merger. The Purchaser and Liraz take no responsibility for the accuracy or completeness of that information.

     4. The fourth paragraph under "Special Factors - Background of the Transaction" on page 2 of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

          In early May 1998, senior management of the Purchaser and Liraz first learned about the Company, and the possibility of acquiring the Company, through discussions with an employee of the Purchaser who formerly had been an employee of the Company. Thereafter, Arie Kilman, the chief executive officer and chairman of the board of the Purchaser and the chairman of the board and president of Liraz, met with Steven Dmiszewicki, the Company's co-president and chief financial officer. At the meeting, Mr. Kilman received basic information about the Company.

     5. The first sentence of the first paragraph on page 3 of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

          On July 13, 1998, representatives of the Purchaser, Liraz and WCAS VI, which at the time owned a majority of the outstanding and issuable Shares, met to discuss the Purchaser's possible acquisition of the Company.

     6. The fourth sentence of the first paragraph on page 3 of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

     Later in the day, Mr. Kilman and Lenny Recanati, a director of the Purchaser and Liraz, met with Mr. Dmiszewicki to discuss the possible acquisition and the due diligence process.

     7. The Offer to Purchase is hereby amended and supplemented by adding the following three paragraphs after the first paragraph on page 3:

          The outside technology consultant to Liraz conducted a preliminary due diligence study of the Company in the areas of operations, technologies, customer attitudes and business/strategic plans. In conducting the due diligence study, the consultant requested certain information from the Company for each of the areas to be examined, which included financial statements, corporate and technical strategy overviews, product research notes, annual reports, a prospectus and marketing materials of the Company. The consultant also conducted on-site and phone interviews with identified key executives of the Company and performed a limited survey of representative Company customers to determine their satisfaction with the Company products, services and business operations.

          The consultant's preliminary due diligence report on August 1998 reported that, although the Company's technology products and services were sound and competitive, the Company faced extensive business problems and risks. Those problems and risks included (a) low employee/management morale and lost loyalty from extensive layoffs; (b) perceived financial weakness and performance concerns by customers; (c) very low revenue from new sales with flat maintenance and lower services revenue; (d) lack of market opportunities; (e) strong competition; (f) loss of key personnel; (g) loss of business momentum; (h) dependence on IBM's marketing alliance for sales in Europe; and (i) poor U.S. sales performance. The consultant's preliminary due diligence report on August 1998 concluded that the acquisition of the Company would be a highly risky undertaking, particularly considering the magnitude of the financial investment required to cover the Company's existing debt and to reestablish the Company as a growing, profitable company, and recommended that Liraz not proceed with a transaction that would involve any investment, unless the bank debt could be eliminated (or sharply reduced). The transaction proposed in August 1998 was abandoned and no final report was prepared by the consultant.

          Prior to the preliminary due diligence study, the Purchaser and Liraz gave limited consideration to paying $30 million in exchange for a controlling interest in the Company. After the preliminary due diligence study, however, the Purchaser and Liraz determined that a transaction on such terms would not be in the best interests of the Purchaser and Liraz.

     8. The second sentence of the third paragraph on page 3 of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

     After two introductory meetings, neither Mr. Kilman nor any other representative of the Purchaser or Liraz participated in discussions among that unaffiliated party, the Company and WCAS VI.

     9. The first and second paragraphs and Item (a) under "Special Factors - Fairness of the Offer and the Merger" on page 4 of the Offer to Purchase are hereby amended and supplemented to read in their entirety as follows:

          The Purchaser and Liraz regard the acquisition of the Company as an attractive investment opportunity because they believe the Company's future business prospects may be favorable, and the anticipated combination will afford each of the parties additional technological resources and products, will afford the Purchaser additional sales and marketing and administrative resources and will afford the Company additional financial resources.

          Based on the following factors, the Purchaser, Liraz and the WCAS Partnerships concluded that the consideration to be paid to the Company's unaffiliated stockholders in the Offer and the Merger is fair to the Company's unaffiliated stockholders. The Purchaser, Liraz and the WCAS Partnerships did not find it practicable to quantify or otherwise attach relative weights to the specific factors nor did they attach any weight to the current or historical market price of the Shares (see (c) below), the Company's net book value (which was negative) or (because the Purchaser and Liraz had no intention of liquidating the Company) the Company's liquidation value (see (c) below).

          The Purchaser, Liraz and the WCAS Partnerships believe that the $0.35 per Share being offered in the Offer exceeds the value per Share that should properly be allocated to the WCAS Parties' Shares, and, because such value reflects the result of arms-length bargaining, no procedural safeguards (such as a requirement that at least a majority of the Shares owned by the unaffiliated shareholders approve the Offer and the Merger or that the board of directors, or a committee of the board of directors, of the Company retain an unaffiliated representative to act on behalf of the unaffiliated shareholders for the purpose of negotiating the terms of the Offer and the Merger and/or preparing a report concerning the fairness of the Offer and the Merger) are necessary or appropriate to assure that the Offer and the Merger is fair to the Company's unaffiliated stockholders.

          (a) As set forth under (c) below, the Purchaser, Liraz and the WCAS Partnerships believe the value of the Shares immediately before the Acquisition Agreement was entered into was, at most, nominal, and, therefore, the fact that the Shares traded at various times at prices above $0.35 (the $0.35 per Share Offer represented approximately 117% of the average of the closing bid prices of the Shares quoted on the over-the-counter bulletin board (the "OTC Bulletin Board") during the five trading-day period ended on November 23, 1998, the day before the public announcement of the transaction) is of little or no significance.

     10. The last sentence beginning on page 4 of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

     The Purchaser, Liraz and the WCAS Partnerships believe the value of the securities issued to the WCAS Parties that should properly be allocated to the WCAS Parties' Shares equals (i) the sum of the value of the Purchaser Shares plus the Purchaser Warrants (which the Purchaser and Liraz believe aggregated less than $7.0 million on the last trading day before the Acquisition Agreement was entered into, and less than $10.5 million on December 31, 1998, the date of the Closing under the Acquisition Agreement), reduced by (ii) $34.4 million (i.e., the amount of the claims of the WCAS Parties that would be senior to the claims of the holders of Shares by virtue of the liquidation preference of their preferred stock (i.e., $17.5 million) and the claims that would have arisen from the $16.9 million payment in lieu of payment in respect of the guarantee of Seer debt). Because that amount is negative, the Purchaser, Liraz and the WCAS Partnerships believe the value of the securities issued to the WCAS Parties that should properly be allocated to the WCAS Parties' Shares is, at most, nominal and, in any event, less than the $0.35 per Share being offered in the Offer. While the WCAS Parties received securities of the Purchaser rather than cash consideration, the WCAS Partnerships do not believe that this constitutes a benefit. Such securities are subject to a two-year prohibition on transfer, so that the value of such securities cannot be realized for at least two years. Moreover, the market value of such securities may decline over that period. In addition, pursuant to the Acquisition Agreement, each WCAS Party will grant a proxy to individuals named by the Purchaser to vote all the Purchaser shares held by that WCAS Party at any shareholders meeting of the Purchaser prior to January 1, 2001 and, therefore, the WCAS Parties will have no voting rights to protect their investment. The Purchaser, Liraz and the WCAS Partnerships believe the WCAS Parties did not receive any significant benefit under the Acquisition Agreement, except to the extent the securities issued to them under the Acquisition Agreement may be deemed to constitute a benefit.

     11. The second sentence of the first paragraph under "Special Factors - Purpose and Structure of the Transaction; Plans for the Company" on page 5 of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

     As a consequence of the Offer and the Merger, the Purchaser's and Liraz's beneficial ownership of the Shares will increase from 69% to 100%.

     12. After the first paragraph under "Special Factors - Purpose and Structure of the Transaction; Plans for the Company" on page 5 of the Offer to Purchase, the following paragraph is hereby added:

          For the WCAS Partnerships, the purpose of the transactions, including the sale of their shares of the Company and the subsequent Offer and Merger, is to provide an eventual exit for the WCAS Partnerships from their ownership position in the Company and to allow the unaffiliated stockholders to receive cash for their Shares. The sale pursuant to the Acquisition Agreement was undertaken at this time because the Company required additional capital to continue its current operations and the WCAS Partnerships were unwilling to provide additional financing.

     13. The second sentence of the second paragraph under "Special Factors - Purpose and Structure of the Transaction; Plans for the Company" on page 5 of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

     In accordance with the Acquisition Agreement, the acquisition of all the capital stock of the Company has been structured as a cash tender offer at this time, to be followed by a cash merger, in order to provide a prompt and orderly transfer of ownership of the Company from the public stockholders to the Purchaser and to provide stockholders with cash for all their Shares on a prompt basis; the parties to the Acquisition Agreement chose this time for the Offer to assure the payment to the public of the agreed consideration as quickly as possible following the acquisition of control of the Company.

     14. The fifth sentence of the first full paragraph on page 18 of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

     Accordingly, the inclusion of the projections in this Offer to Purchase should not be regarded as any indication that the Purchaser, Liraz, the Company, the WCAS Partnerships or their respective officers, directors and partners believe the results in the projections will be realized.

     15. The section under "The Tender Offer - Certain Information Concerning the Purchaser" beginning on page 19 of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

     Certain Information Concerning the Purchaser and Liraz

          The Purchaser and Liraz. The Purchaser is a New York corporation with its principal executive offices at 1250 Broadway, 35th Floor, New York, New York 10001. Liraz is an Israeli corporation with its principal executive offices at 5 Hazoref Street, Holon, 58856 Israel.

          The Purchaser began operations in 1988 as a wholly-owned subsidiary of Liraz. The Purchaser believes it has established itself as a technology leader in the middleware marketplace. The Purchaser had its initial public offering in August 1995. Liraz, which is a publicly traded company in Israel, is in the business of systems integration.

          During the last five years, neither the Purchaser nor Liraz, nor, to the best knowledge of the Purchaser and Liraz, any of the persons listed in schedule 2, (a) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. The name, business address, present principal occupation or employment, five-year employment history and citizenship of each director and executive officer of the Purchaser and Liraz are set forth in schedule 2.

          Except as described in this Offer to Purchase, (a) neither the Purchaser nor Liraz, nor, to the best knowledge of the Purchaser and Liraz, any of the persons listed in schedule 2 or any associate or majority-owned subsidiary of any such person, beneficially owns or has a right to acquire any equity security of the Company and (b) neither the Purchaser nor Liraz, nor, to the best knowledge of the Purchaser and Liraz, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

          Except as described in this Offer to Purchase, (a) neither the Purchaser nor Liraz, nor, to the best knowledge of the Purchaser and Liraz, any of the persons listed in schedule 2 has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer of the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of the loans, guarantees against loss or the giving or withholding of proxies, and
     (b) there have been no contacts, negotiations or transactions between the Purchaser or Liraz or any of their subsidiaries or, to the best knowledge of the Purchaser or Liraz, any of the persons listed in schedule 2, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission.

     16. The first paragraph under "The Tender Offer - Conditions to the Offer" on page 20 of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

          Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's right to amend the Offer at any time in its sole discretion, but subject to the provisions of the Acquisition Agreement, the Purchaser shall not be required to accept for payment, or pay for, and may delay the acceptance for payment, or the payment, of, any tendered Shares, if, at or before the expiration of the Offer (whether or not any such Shares have theretofore been accepted for payment or paid for pursuant to the Offer), there shall have been any action or position taken or threatened, or any statute, rule, regulation, judgment, order or injunction promulgated, enacted, entered or enforced, by any state, federal or foreign government or governmental authority or by any court, domestic or foreign, that may reasonably be expected to:

     17. After the first sentence of the third paragraph under "Miscellaneous" on page 23 of the Offer to Purchase, the following sentence is hereby added:

     The WCAS Partnerships are filing parties to the Schedule 13E-3 filed by the Purchaser and Liraz, although the WCAS Partnerships do not believe that they are affiliates of the Purchaser or Liraz, nor do they believe they are engaged in or participants in a Rule 13E-3 transaction.

     18. The paragraph describing Anthony J. de Nicola's present principal occupation or employment and material positions held during the past five years on page 2 of Schedule 1 of the Offer to Purchase is hereby amended and supplemented by adding the following sentence after the first sentence:

     He has been a general partner of WCAS VI since 1994.

     19. The paragraph describing Frank Klein's present principal occupation or employment and material positions held during the past five years on page 2 of
Schedule 2 of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

     Mr. Klein has served as a director of Level 8 since December 1994. Since January 1, 1995, Mr.

     Klein has been the president of PEC Israel Economic Corporation ("PEC"), a corporation that holds equity interests in companies located in Israel or are Israel related. Prior to Mr. Klein's appointment as president of PEC, he served as executive vice president of Israel Discount Bank of New York from 1985. Mr. Klein served as executive vice president of PEC from November 1977 to November 1991 and as treasurer of PEC from May 1980 to November 1991. He is a director of PEC, as well as a number of companies affiliated with PEC, including Elron Electronics Industries Ltd. and Scitex Corporation Ltd. He also is a director of Super-Sol Ltd. and Tefron Ltd. The address in which Mr. Klein conducts his principal occupation or employment is PEC Israel Economic Corporation, 511 Fifth Avenue, New York, New York 10017.

     20. The paragraph describing Lenny Recanati's present principal occupation or employment and material positions held during the past five years on pages 2 and 4 of Schedule 2 of the Offer to Purchase is hereby amended and supplemented to delete the reference that Mr. Recanati is a member of the board of directors of Caniel-Israel Can Company Ltd.

     21. The paragraph describing Gideon Erhard's present principal occupation or employment and material positions held during the past five years on page 4 of Schedule 2 of the Offer to Purchase is hereby amended and supplemented to read in its entirety as follows:

     Mr. Erhard has served as a director of Liraz since 1994. He also has served as senior executive and board member of Discount Investment Corporation, Ltd. ("DIC") and other affiliates of DIC. Mr. Erhard is a citizen of Israel.

     22. The Offer to Purchase is hereby amended and supplemented by adding the following Schedule 3 after Schedule 2:


                                                                      SCHEDULE 3



                               CERTAIN INFORMATION
                         REGARDING THE WCAS PARTNERSHIPS


     Set forth below are the name, present occupation or employment and five-year employment history of the general partners of each of the WCAS Partnerships. Each person below is a citizen of the United States, unless otherwise stated. As a result of the transactions contemplated by the Acquisition Agreement and unless otherwise stated, none of the persons listed below beneficially owns any Shares or is an executive officer or director of or holds any position with the Company. Unless otherwise stated, the address of each of the WCAS Partnerships in which each person listed below conducts his principal occupation or employment is 320 Park Avenue, Suite 2500, New York, New York 10022.

     The general partners of WCAS VI are Patrick Welsh, Russell Carson, Bruce Anderson, Richard Stowe, Andrew Paul, Thomas McInerney, Laura VanBuren, James Hoover, Robert Minicucci, Anthony de Nicola and Paul Queally. The general partners of WCAS Information Partners, L.P. are Messrs. Anderson and McInerney. The general partners of WCAS Capital Partners II are Messrs. Welsh, Carson, Anderson, Stowe, Paul, McInerney, Hoover, Minicucci, de Nicola, Ms. Van Buren and Charles G. Moore.

                        Present principal occupation or employment and
Name                    material positions held during the past five years
----                    --------------------------------------------------

Patrick J. Welsh        Mr. Welsh has served as a general partner of Welsh,
                        Carson, Anderson & Stowe ("WCAS") since its formation in
                        1979. He previously spent eight years with Citicorp
                        Venture Capital and was president at the time of his departure.

Russell L. Carson       Mr. Carson has served as a general partner of WCAS since
                        its formation in 1979. From 1968 to 1978, Mr. Carson was employed by Citicorp Venture Capital and was Chairman and Chief Executive Officer at the time of his departure. Bruce Anderson Mr. Anderson has served as a general partner of WCAS since its formation in 1979.
                        Prior to 1979, Mr. Anderson served as executive vice president and a director of Automatic Data Processing, Inc. Mr. Anderson has served as a director of the Company since July 1994.

Richard H. Stowe        Mr. Stowe has served as a general partner of WCAS since
                        1979. He previously served for eight years as a vice president with New Court Securities (now Rothschild
                        Inc.) in its venture capital and corporate finance groups. From 1965 to 1967, Mr. Stowe was a systems engineer for IBM.

Andrew M. Paul          Mr. Paul has served as a general partner of WCAS since
                        1984. Previously, he was an associate in Hambrecht &
                        Quist's venture capital group for one year. From 1978 to 1981, Mr. Paul was a systems engineer and then a marketing representative for IBM.

Thomas E. McInerney     Mr. McInerney has served as a general partner of WCAS
                        since 1986. formerly, he co-founded and served as president and CEO of Dama Telecommunications Corp., a telecommunications services company. Earlier, he was group vice president - financial services at ADP and senior vice president - operations at the American Stock
                        Exchange. Mr. McInerney is a director of The BISYS
                        Group, The Cerplex Group, MedE America Corporation and several private companies.

Laura M. VanBuren       Ms. VanBuren has served as a general partner of WCAS
                        since 1989. Ms. VanBuren joined WCAS in 1988.

James Hoover            Mr. Hoover has served as a general partner of WCAS VI
                        and Capital Partners since 1992. Since June 1998, Mr.
                        Hoover has served as the managing member of Dauphin
                        Capital Partners, a health care venture capital fund.
                        The address of his principal place of business is 108
                        Forest Avenue, Locust Valley, New York 11560.

Robert A. Minicucci     Mr. Minicucci has served as a general partner of WCAS
                        since 1993. From 1992 to 1993, he served as senior vice president and chief financial officer of First Data
                        Corporation and from 1991 to 1992 as senior vice president and treasurer of the American Express Company.

                        From 1988 to 1991, he served as a managing director of Lehman Brothers, where he began his career in 1979. Mr. Minicucci has served as the chairman of the board of directors of the Company since July 1994. He is also a member of the board of directors of Alliance Data Systems, a private label credit card processor, Attachmate Corporation, a company that produces software for enterprise/connectivity and remote access, and Global Knowledge Network, an information technology education and training company.

Anthony J. de Nicola    Mr. de Nicola has served as a general partner of WCAS
                        since 1994. From 1990 to 1994, he was employed by William Blair & Company specializing in financing middle market buyouts. From 1986 to 1977, Mr. de Nicola was employed in the mergers and Acquisitions Department of Goldman Sachs & Co. Mr. de Nicola has served as a director of the Company since July 1994 and also serves as a director of MedE America Corporation.

Paul B. Queally         Mr. Queally has served as a general partner of WCAS
                        since 1996. Previously he was a general partner at The
                        Sprout Group, Donaldson, Lufkin & Jenrette's private equity group. From 1986 to 1987, Mr. Quealy was an investment banking analyst at Donaldson, Lufkin &
                        Jenrette.

Charles G. Moore        Mr. Moore has served as a general partner of WCAS
                        Capital Partners II since 1982. Since 1993 he has been acting as a private investor and is no longer active in the management of the WCAS Funds. The address of his principal place of business is The Woodman Building, 75
                        Pearl Street, Suite 202, Portland, Maine 04101.




                              *    *    *    *    *    *    *



                                        Level 8 Systems, Inc.

April 8, 1999

     Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depository, at one of the addresses set forth below:

                               The Depository is:
                    American Stock Transfer and Trust Company





          By Mail:               By Facsimile Transmission                  By Hand:
American Stock Transfer and    (for Eligible Institutions Only):   American Stock Transfer and
         Trust Company                   (718) 236-2641                    Trust Company
   40 Wall Street, 46th Floor                                        40 Wall Street, 46th Floor
       New York, NY 10005                                               New York, NY 10005
                                      Confirm by Telephone:
                                         (718) 921-8200


                                                                      By Overnight Delivery:
                                                                    American Stock Transfer and
                                                                           Trust Company
                                                                    40 Wall Street, 46th Floor
                                                                        New York, NY 10005




     Questions and requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at the Purchaser's expense. You may also contact you broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Offer.

                     The Information Agent for the Offer is:

                           BEACON HILL PARTNERS, INC.

                                 90 Broad Street
                               New York, NY 10004
                            (212) 843-8500 (Collect)
                                       or
                           (800) 792-2829 (Toll Free)